19008251

SEC Processing Section

MAR 01 2019

Washington DC

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| SEC FILE NUMBER |
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| 8-49748 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Post Oak Blvd, Suite 1700
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

## OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Heidi Latham

Notary Public

HEIDI LATHAM
My Notary ID # 12173514
Expires November 21, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on Management's Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

## SUNBELT SECURITIES, INC.

CONTENTS

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sunbelt Securities, Inc.

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Sunbelt Securities, Inc. (the Company) as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

***Opinion on the Supplementary Information***

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 27, 2019

We have served as the Company's auditor since 2016.

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,430,271 |
| Commissions receivable | 659,757 |
| Other receivables | 115,089 |
| Securities | 124,341 |
| | $ 2,329,458 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accrued expenses | $ 270,554 |
| Commissions payable | 874,003 |
| Payable to broker dealers | 40,610 |
| | 1,185,167 |
| **Stockholders' equity** | |
| Preferred stock, 85,000 shares authorized, Series A convertible, with $ .001 par value 85,000 shares issued and outstanding | 85 |
| Common stock, 10,000,000 shares authorized with $.001 par value, 40,000 shares issued and outstanding | 40 |
| Additional paid in capital | 1,157,918 |
| Retained earnings (deficit) | (13,752) |
| Total stockholders' equity | 1,144,291 |
| | $ 2,329,458 |

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2018

| | |
|---|---|
| **Revenues** | |
| Advisory Fees | $ 4,840,298 |
| Commissions | 2,192,681 |
| Distribution Fees | 4,628,780 |
| Alternative Investments | 2,617,817 |
| Other | 519,882 |
| Interest Income | 53,055 |
| | 14,853,143 |
| **Expenses** | |
| Compensation | 2,757,914 |
| Commissions and clearance paid to all other brokers | 10,458,752 |
| Communications | 56,457 |
| Insurance | 356,655 |
| E&O Insurance | 141,496 |
| Occupancy and equipment costs | 335,808 |
| Regulatory fees and expenses | 108,972 |
| Interest expense | 30,000 |
| Other expenses | 587,817 |
| | 14,833,871 |
| Income (loss) before income taxes | 19,272 |
| Income Tax Expense | 11,016 |
| Net Income | $ 8,256 |

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

| | Shares | Preferred Stock | Shares | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|
| Balances at December 31, 2017 | 85,000 | $ 85 | 40,000 | $ 40 | $ 1,157,918 | $ (22,008) | $ 1,136,035 |
| Net income (loss) | | | | | | 8,256 | 8,256 |
| Balances at December 31, 2018 | 85,000 | $ 85 | 40,000 | $ 40 | $ 1,157,918 | $ (13,572) | $ 1,144,291 |

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income (loss) | $ 8,256 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Decrease in receivable from broker dealers | 63,426 |
| Increase in commissions receivable | (134,916) |
| Decrease in other receivables | 89,275 |
| Increase in securities owned | (108,473) |
| Increase in accrued expenses | 218,516 |
| Increase in payable to broker dealers | 40,610 |
| Increase in commissions payable | 196,504 |
| Net cash provided (used) by operating activities | 373,198 |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -0- |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net increase in cash and cash equivalents | 373,198 |
| Cash and cash equivalents at beginning of year | 1,057,073 |
| Cash and cash equivalents at end of year | $ 1,430,271 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---|
| **Cash paid during the year for:** | |
| Interest | $ 30,000 |
| Income taxes | $ 9,805 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") on July 3, 1997 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States. The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America and to general practices within the securities industry.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the FASB Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Fair Value Measurements

The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2018, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Securities owned and securities sold not yet purchased represent temporary positions in the Company's error account at fair value and are deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended December 31, 2018.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2018, the Company had net capital of approximately $992,289 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Income Taxes

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Concentration Risk

At various times during the year, the Company had cash balances in excess of federally insured limits.

Note 6 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Future minimum lease payments under the leases at December 31, 2018 are as follows:

| Year Ending December 31, | |
|---|---|
| 2019 | $ 189,699 |
| 2020 | 193,853 |
| 2021 | 198,007 |
| 2022 | 202,161 |
| 2023 | 206,315 |
| 2024 | 213,239 |
| 2025 | 218,777 |
| 2026 | 73,387 |
| | $ 1,764,409 |

Rental expense for the year ended December 31, 2018 was $335,808 and is reflected in occupancy and equipment costs.

Note 7 - Revenue Recognition

Recently Adopted Accounting Pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Revenues

Adoption of ASC Topic 606, Revenue from Contracts with Customers
On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.
There was no impact to retained earnings as of January 1, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note 7 - Revenue Recognition, continued

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Advisory Fees

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Distribution Fees

*Mutual Funds, Insurance and Annuity Products*

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Alternative Investments

Alternative Investment revenues are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations especially include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

Note 7 - Revenue Recognition, continued

Securities readily marketable are carried at fair value based upon quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Note 8 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2018

**Schedule I**

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

**COMPUTATION OF NET CAPITAL**

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 1,144,291 |
| Add: | |
| Other deductions or allowable credits | -0- |
| Total capital and allowable subordinated liabilities | 1,144,291 |
| Deductions and/or charges | |
| Less Non-allowable assets | |
| Other receivables – advances | (100,389) |
| Other Receivables in excess of related payable | (2,940) |
| Securties Positions no Market | (13,878) |
| Net capital before haircuts on securities positions | 1,027,084 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-(1c)(2) | |
| Other securities | 34,795 |
| Net capital | $ 992,289 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in statement of financial condition | |
| Accrued expenses | $ 270,554 |
| Commissions payable | 874,003 |
| Clearance Payable | 40,610 |
| Total aggregate indebtedness | $ 1,185,167 |

## Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 79,219 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 100,000 |
| Net capital in excess of required minimum | $ 892,289 |
| Ratio: Aggregate indebtedness to net capital | 1.2 to 1 |

### Reconciliation with company's computation

The difference is the computation of net capital under rule 15c3-1 from the company's computation is as follows:

| | |
|---|---|
| Net capital per unaudited Focus IIa | $ 989,770 |
| Decrease in accrued expenses | 2,518 |
| Net capital per audited report | $ 992,289 |

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

Required By SEC Rule 17a-5

Year Ended December 31, 2018

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors
Sunbelt Securities, Inc.

We have reviewed management's statements, included in the accompanying Sunbelt Securities, Inc.'s Exemption Report, in which (1) Sunbelt Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sunbelt Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the *exemption provisions*) and (2) Sunbelt Securities, Inc. stated that Sunbelt Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Sunbelt Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sunbelt Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 27, 2019

**Sunbelt Securities Exemption Report**

Sunbelt Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

**Sunbelt Securities, Inc.**

I, David Smetek, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By:

**Title:** President

**Date of Report:** January 9, 2019